FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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 1. Name and Address of Reporting Person *

Trident Capital Management, L.L.C.

(Last)            (First)              (Middle)

c/o Trident Capital, L.P.
505 Hamilton Avenue, Suite 200

(Street)

Palo Alto, CA   94301

(City)       (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol Evolving Systems, Inc. (EVOL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) March 12, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

X(1) Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

X Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/12/03		M		427,173	A	$0.80
Common Stock	3/12/03		F		226,018	D	$1.512	751,655	(I)	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Purchase Warrants	$.80	3/12/03		M			427,173	(3)	5/31/03	Common Stock	427,173		0

Explanation of Responses:

(1)       Donald R. Dixon, a member of the Board of Directors of Evolving Systems, Inc., is the Managing Director of Trident Capital Management, L.L.C.  This form is being filed as a result of that relationship.

(2)       Consists of  20,369 shares owned by Information Associates, C.V. (“IA C.V.”) and 731,286 shares owned by Information Associates, L.P. (“IA L.P.”)  Trident Capital Management L.L.C. is the Investment General Partner of IA C.V. and the General Partner of IA L.P.

(3)       The warrants became exercisable on date of  issuance.

(4)       Mr. Dixon as Managing Director of Trident Capital Management, L.L.C., executed a Power of Attorney, a copy of which has been filed, that authorizes Anita T. Moseley to sign this Form 4 on his behalf.

Anita T. Moseley, attorney in fact for Donald R. Dixon, Managing Director of Trident Capital Management, LLC (4) ** Signature of Reporting Person	3/12/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002